SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02046815

P.G.
7/1/62

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

RECD S.E.C.
JUL 2 4 2002
1086

For the month of July, 2002.

Serono S.A.
(Registrant's Name)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland
(Address of Principal Executive Offices)

PROCESSED
JUL 3 0 2002
THOMSON
FINANCIAL

1-15096
(Commission File No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _√_ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _√_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

serono

Media Release

FOR IMMEDIATE RELEASE

SERONO REPORTS SECOND QUARTER UNDERLYING NET INCOME UP 16.1%

Geneva, Switzerland, July 24, 2002 – Serono S.A. (virt-x: SEO and NYSE: SRA) today reported its second quarter results for the period ended June 30, 2002.

- Product sales up 9.2% to $350.8m (2001: $321.1m)
- Strong Rebif® rollout in the US with sales of $12.2m
- Operating income $104.4m (2001: $106.9m)
- Reported net income $95.2m (2001: $104.2m)
- Underlying net income up by 16.1%, excluding the Chiesi payment received in Q2 2001
- EPS of $5.92 per equivalent bearer share and $0.15 per ADS

"I am very pleased with our business performance, in particular the excellent progress of Rebif® in the US, which has allowed us to deliver a solid financial performance with an increase in underlying earnings of 16.1%, said Ernesto Bertarelli, Chief Executive Officer of Serono. "I am also pleased at the coming to fruition of many of the deals we have been working on over the last few months. "

Excellent Performance of Rebif® in the US

In the second quarter 2002 worldwide sales of Rebif® (interferon beta 1-a) in multiple sclerosis increased by 35.1% to $122.6m (2001: $90.7m). Building on the excellent US launch in March 2002, second quarter sales in the US were $12.2m with over 5,000 patients on Rebif® treatment. Sales of Rebif® in the rest of the world were $110.4m (2001: $90.7m), up 21.7%, and Rebif® is market leader outside the US.

On July 11 Serono and Pfizer announced an agreement to co-promote Rebif® in the US with the aim of broadening sales reach and call frequency, thereby increasing market penetration.

Serono has reached a settlement with Berlex Laboratories Inc., the US subsidiary of Schering AG, concerning a group of patents including US patent No. 5 376 567, which relate to the production of human interferon-beta.

Under the terms of the settlement Serono will receive a non-exclusive license to import, manufacture and sell Rebif® in the US and will pay royalties to Berlex as well as an undisclosed one-time license payment.

The royalty structure is dependent on the outcome of the proceedings before the US Court of Appeals for the Federal Circuit in the dispute between Berlex and Biogen Inc. in relation to the same group of patents.

Reproductive Health

In the second quarter 2002 worldwide reproductive health sales were $167.1m (2001: $155.6m), an increase of 7.4%. Sales of Gonal-F® (recombinant human FSH) increased by 7.7% to $123.5m (2001: $114.7m), reflecting the continuing good performance of the new multidose formulation. Recombinant products in the reproductive health franchise now represent 75.6% of sales compared with 72.1% of 2001 sales.

Serono recently entered into an exclusive worldwide agreement with AstraZeneca by which Serono will develop, register and market the aromatase inhibitor anastrozole in the area of female infertility.

Growth Hormone

Saizen® sales increased during the second quarter by 8.6% to $29.5m (2001: $27.2m). This is due to the continued roll-out of the innovative injection devices cool.click™ and one.click™.

As expected, Serostim® sales were down 25.6% at $24.3m (2001: $32.7m), reflecting the continuing tight reimbursement conditions in key US states.

At the XIV International AIDS Conference in Barcelona, Spain, in late breaker sessions Serono announced results of two double-blind, placebo-controlled studies:

- A post-approval study including more than 750 patients with AIDS-wasting confirmed the safety and efficacy of Serostim®. Data from this trial will be submitted to the US Food and Drug Administration (FDA) in the second half of the year.
- The outcome of a phase 2/3 study designed to evaluate Serostim® in 239 patients with HIV-associated adipose redistribution syndrome was positive for a number of parameters including reduction of abnormal visceral adipose tissue. Following discussions with the FDA a Phase 3 study is being planned.

Regional Sales

Worldwide product sales were $350.8m in the second quarter, an increase of 9.2% (2001: $321.1m), and $664.4m in the first six months of 2002, up 7.9% (2001: $615.5m).

During the second quarter of 2002, the weakness of the US dollar has resulted in a positive currency impact of $5.4m on total product sales. This contrasts with the previous two years during which there has been a negative currency impact on product sales.

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North American sales grew by 8.5% to $120.1m (2001: $110.7m). European sales increased by 11.8% to $148.6m (2001: $132.9m). Sales in the Middle East, Africa and Eastern Europe were up 14.9% to $26.4m (2001: $23.0m), and up 29.0% in Oceania to $5.5m. Despite the economic conditions in Latin America, sales grew by 1.9% to $30.5m.

Second Quarter Financial Performance

Royalty and licensing income was $29.2m (2001: $46.5m). This decrease reflects a one-time payment from Chiesi booked in the second quarter of 2001, following the agreement to buy back from Serono the exclusive rights to market Curosurf®.

Total revenues were $380.1m (2001: $367.6m).

The gross margin increased to 86.0% of product sales (2001: 83.0%). Adjusting for a payment received from Columbia Laboratories Inc. following settlement of a lawsuit relating to the recall of Crinone®, our gross margin was 84.7% of product sales.

Selling, general and administrative expenses were $125.6m or 35.8% of product sales (2001: $115.9m or 36.1% of product sales).

Research and Development expenses were $85.7m or 24.4% of product sales (2001: $76.2m or 23.7% of product sales).

Operating income was $104.4m or 29.8% of product sales (2001: $106.9m or 33.3% of product sales).

Net financial income was $9.5m (2001: $22.5m) as a result of the substantial reduction in interest rates over the past twelve months and a translation loss of $5m due to the negative economic conditions in Latin America.

Total taxes were $18.3m, representing an overall tax rate of 16.1% (2001: $24.4m).

Reported net income was $95.2m or 27.1% of product sales (2001: $104.2m or 32.5% of product sales). Excluding exceptional items represented by the Chiesi payment in 2001, underlying net income grew by 16.1%. Reported basic earnings per share (EPS) were $5.92 per equivalent bearer share (2001: $6.49) and $0.15 per American Depositary Share (ADS) (2001: $0.16).

Share Buy Back

On July 15 Serono announced that it has authorized the expenditure of up to CHF 500m for the purchase of its bearer shares. The purchase of these shares will be made on the open market.

The share buy back plan will be carried out over a maximum period of three years. The purchased shares will be held as treasury shares and the company does not intend to cancel them. These shares will be used for general corporate purposes.

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Proposed acquisition of Genset

On June 26, Serono and Genset announced that they had agreed on the terms of a recommended cash tender offer by Serono for all outstanding shares, American Depositary Shares, convertible bonds ("OCEANEs"[1]) and certain warrants of Genset.

The Genset acquisition would enhance our capabilities in genetics and would complement our existing strong functional genomics platform.

Serono's Offer was unanimously recommended by the board of directors of Genset and values Genset at an enterprise value of EUR 107.4m.

The offers in France and USA were opened on July 16 and are scheduled to close on September 12, 2002.

Outlook for the Full Year 2002

Taking into consideration results to date, prevailing economic conditions, the potential acquisition of Genset and our ongoing licensing activities, our revised guidance for the full year is total product sales growth greater than 10% in local currencies and net income growth of around 10%.

R&D Pipeline

Several projects in clinical development have recently reached milestones:

- The outcome of a Phase 3 study in patients with short bowel syndrome was positive, with a combination of Serostim® and glutamine reducing the requirements for intravenous parenteral nutrition. Short bowel syndrome is a condition which follows extensive surgical removal of the small intestine as a treatment for various conditions, including severe inflammatory bowel disease, trauma or blockage of a blood vessel supplying the bowel. Following discussions with FDA we plan to file an application for this indication in the second half of the year.
- Data from a proof of concept study of recombinant leukaemia inhibitory factor (r-LIF) indicate that it may be useful in improving clinical pregnancy rate. r-LIF was studied in patients with a history of recurrent embryo implantation failure undergoing in vitro fertilization and embryo transfer. We plan to start a Phase 2 program in the second half of the year.
- We have completed two studies of r-TBP-1 in cardiac reperfusion syndrome and decided not to proceed since this indication is no longer part of our preferred strategy.
- The outcome of a Phase 2 study of recombinant hCG in breast cancer was negative and no further studies are planned in this indication.
- In view of the availability of Ovidrel® (r-hCG) in the US and Europe, we have decided to discontinue the development of high dose r-LH as an ovulation trigger. Luveris® (low dose r-LH) continues to be available in Europe as an approved treatment to stimulate follicular development in women with severe LH and FSH deficiency.

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[1] *Obligations à option de Conversion et/ou d'Echange en Actions Nouvelles ou Existantes*

- We have recently initiated a phase 3 study of r-IFN-beta in 250 patients in Asia with chronic hepatitis C. Results from a study completed last year suggested that patients of Asian origin with this indication may benefit from r-IFN-beta.

In connection with the acquisition of Immunex by Amgen, as required by the US Federal Trade Commission, Amgen and Serono have cross-licensed patents related to the type 1 TNF receptor. This enables both Serono and Amgen to develop and market their respective TNF inhibitor products globally.

Conference Call and Webcast

Serono will hold a conference call today, July 24, 2002, from 3:00 to 4:00 P.M. Central European Time (09:00 to 10:00 A.M. Eastern Daylight Time) during which Serono Management will present the Company's Second Quarter 2002 Results, Business and R&D Update. To join the telephone conference please dial 091 610 4111 (from Switzerland), 0207 866 4111 (from the UK), +41 91 610 4111 (from the rest of Europe) and 1 412 858 4600 (from the US). The event will be relayed by live audio webcast which interested parties may access via Serono's Corporate home page, www.serono.com.

A link to the webcast will be provided immediately prior to the event. Additionally, the webcast will be available for replay until close of business on August 7, 2002.

###

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 21, 2002. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

###

About Serono

Serono is a global biotechnology leader. The Company has six recombinant products on the market, Gonal-F®, Luveris®, Ovidrel®/Ovitrelle®, Rebif®, Serostim® and Saizen® (Luveris® is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are sixteen new molecules in development.

In 2001, Serono achieved worldwide revenues of US$1.38 billion, and a net income of US$317 million, making it the third largest biotech company in the world based on revenues. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

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For more information, please contact:

Serono in Geneva, Switzerland
Media Relations:
Tel: +41-22-739 36 00
Fax: +41-22-739 30 85
www.serono.com

Investor Relations:
Tel: +41-22-739 36 01
Fax: +41-22-739 30 22
Reuters: SEOZ.VX / SRA.N
Bloomberg: SEO VX / SRA US

Serono, Inc., Rockland, MA USA
Media Relations:
Tel. +1 781 681 2122
Fax: +1 781 681 2935
www.seronousa.com

On the following pages, there are:

- Tables detailing sales in dollars and local currencies by therapeutic area, geographic region and the top 10 products for the 3 and 6 months ended June 30, 2002 and 2001.
- The unaudited consolidated financial statements for the 3 and 6 months ended June 30, 2002 and 2001, including income statements, balance sheets and statements of cash flows, prepared in accordance with International Accounting Standards (I.A.S.).

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SALES BY THERAPEUTIC AREA

	Three Months Ended June 30, 2002				Three Months Ended June 30, 2001	
	$ million	% of sales	% change $	% change L/C	$ million	% of sales
Reproductive Health	167.1	47.6%	7.4%	6.1%	155.6	48.5%
Multiple Sclerosis	122.6	34.9%	35.1%	31.6%	90.7	28.3%
AIDS Wasting	24.3	6.9%	(25.6%)	(25.6%)	32.7	10.2%
Growth	29.5	8.4%	8.6%	6.8%	27.2	8.5%
Others	7.3	2.2%	(51.3%)	(52.4%)	14.9	4.5%
Total sales (US$ million)	**$350.8**	**100%**	**9.2%**	**7.6%**	**$321.1**	**100%**

SALES BY GEOGRAPHIC REGION

	Three Months Ended June 30, 2002				Three Months Ended June 30, 2001	
	$ million	% of sales	% change $	% change L/C	$ million	% of sales
Europe	148.6	42.3%	11.8%	8.0%	132.9	41.4%
North America	120.1	34.2%	8.5%	8.6%	110.7	34.5%
Latin America	30.5	8.7%	1.9%	1.9%	30.0	9.3%
Others	51.6	14.8%	8.5%	7.3%	47.5	14.8%
Total sales (US$ million)	**$350.8**	**100%**	**9.2%**	**7.6%**	**$321.1**	**100%**

SALES BY THERAPEUTIC AREA

	Six Months Ended June 30, 2002				Six Months Ended June 30, 2001	
	$ million	% of sales	% change $	% change L/C	$ million	% of sales
Reproductive Health	308.5	46.4%	3.5%	4.4%	298.0	48.4%
Multiple Sclerosis	237.9	35.8%	36.9%	38.2%	173.7	28.2%
AIDS Wasting	44.2	6.7%	(28.9%)	(28.9%)	62.2	10.1%
Growth	59.0	8.9%	18.3%	19.6%	49.9	8.1%
Others	14.8	2.2%	(53.4%)	(53.4%)	31.7	5.2%
Total sales (US$ million)	**$664.4**	**100%**	**7.9%**	**8.9%**	**$615.5**	**100%**

SALES BY GEOGRAPHIC REGION

	Six Months Ended June 30, 2002				Six Months Ended June 30, 2001	
	$ million	% of sales	% change $	% change L/C	$ million	% of sales
Europe	290.0	43.7%	10.1%	11.7%	263.5	42.8%
North America	215.4	32.4%	6.5%	6.8%	202.3	32.9%
Latin America	57.4	8.6%	(3.0%)	(3.0%)	59.2	9.6%
Others	101.6	15.3%	12.1%	13.0%	90.5	14.7%
Total sales (US$ million)	**$664.4**	**100%**	**7.9%**	**8.9%**	**$615.5**	**100%**

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TOP TEN PRODUCTS

	* TA	Three Months Ended June 30, 2002 $ million	% of sales	% change $	% change L/C	Three Months Ended June 30, 2001 $ million	% of sales
Gonal-F®	RH	123.5	35.2%	7.7%	6.1%	114.7	35.7%
Rebif®	MS	122.6	34.9%	35.1%	31.6%	90.7	28.3%
Saizen®	Growth	29.5	8.4%	8.6%	6.8%	27.2	8.5%
Serostim®	Wasting	24.3	6.9%	(25.6%)	(25.6%)	32.7	10.2%
Metrodin HP®	RH	14.3	4.1%	(17.2%)	(17.7%)	17.3	5.4%
Pergonal®	RH	11.9	3.4%	26.6%	26.6%	9.4	2.9%
Profasi®	RH	5.2	1.5%	(21.9%)	(22.4%)	6.6	2.1%
Cetrotide®	RH	4.6	1.3%	108.9%	103.5%	2.2	0.7%
Stilamin®	Other	3.2	0.9%	(5.7%)	(7.2%)	3.4	1.0%
Luveris®	RH	1.8	0.5%	4007.5%	3899.9%	0.0	0.0%

	* TA	Six Months Ended June 30, 2002 $ million	% of sales	% change $	% change L/C	Six Months Ended June 30, 2001 $ million	% of sales
Rebif®	MS	237.9	35.8%	36.9%	38.2%	173.7	28.2%
Gonal-F®	RH	224.7	33.8%	4.2%	4.9%	215.7	35.0%
Saizen®	Growth	59.0	8.9%	18.3%	19.6%	49.9	8.1%
Serostim®	Wasting	44.2	6.7%	(28.9%)	(28.9%)	62.2	10.1%
Metrodin HP®	RH	28.3	4.3%	(19.0%)	(17.1%)	34.9	5.7%
Pergonal®	RH	20.7	3.1%	21.0%	21.4%	17.1	2.8%
Profasi®	RH	10.1	1.5%	(16.2%)	(15.6%)	12.1	2.0%
Cetrotide®	RH	8.3	1.2%	118.1%	118.4%	3.8	0.6%
Stilamin®	Other	6.5	1.0%	(22.9%)	(22.6%)	8.4	1.4%
Luveris®	RH	3.0	0.5%	2797.7%	2864.1%	0.1	0.0%

*** Therapeutic Areas**

RH = Reproductive Health Wasting = AIDS Wasting
MS = Multiple Sclerosis Growth = Growth Retardation

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Consolidated Income Statements

Three months ended June 30	**2002 * US$'000**	**% of Sales**	% change	2001 * US$'000	% of Sales
Revenues					
Product sales	**350'835**	**100.0%**	9.2%	321'140	100.0%
Royalty and license income	**29'218**		-37.2%	46'505	
Total Revenues	**380'053**		3.4%	367'645	
Operating Expenses					
Cost of product sales	**49'193**	**14.0%**	(9.7%)	54'469	17.0%
Selling, general and administrative	**125'552**	**35.8%**	8.3%	115'932	36.1%
Research and development	**85'733**	**24.4%**	12.5%	76'174	23.7%
Other operating expense, net	**15'128**	**4.3%**	6.8%	14'163	4.4%
Total Operating Expenses	**275'606**	**78.6%**	5.7%	260'738	81.2%
Operating Income	**104'447**	**29.8%**	(2.3%)	106'907	33.3%
Financial income, net	**9'519**		(57.7%)	22'517	
Other expense, net	**634**			853	
Total Non Operating Income, Net	**8'885**			21'664	
Income Before Taxes and Minority Interests	**113'332**	**32.3%**	(11.9%)	128'571	40.0%
Taxes	**18'282**			24'428	
Income Before Minority Interests	**95'050**			104'143	
Minority interests	**(128)**			(91)	
Net Income	**95'178**	**27.1%**	(8.7%)	104'234	32.5%

* Unaudited

	2002	**% Change**	2001
Basic Earnings per Share (in U.S. dollars)			
- Bearer shares	**5.92**	**(8.8%)**	6.49
- Registered shares	**2.37**	**(8.8%)**	2.60
- American depositary shares	**0.15**	**(8.8%)**	0.16
Diluted Earnings per Share (in U.S. dollars)			
- Bearer shares	**5.91**	**(8.6%)**	6.47
- Registered shares	**2.37**	**(8.6%)**	2.59
- American depositary shares	**0.15**	**(8.6%)**	0.16

Basic earnings per share are calculated in accordance with IAS 33 (Earnings per Share) by dividing the net income of the group, US$95.2 million (2001 US$104.2 million), by an appropriate number of shares. This is 11,672,296 bearer shares (2001 11,659,360) and 11,013,040 registered shares (2001 11,013,040). The total weighted average equivalent number of bearer shares is 16,077,512 (2001 16,064,576) for the three months ended June 30, 2002. As each American depositary share represents ownership interest in one fortieth of a bearer share, basic and diluted earnings per American depositary share is calculated as one fortieth of the earnings per bearer share.

For diluted earnings per share, the total number of bearer shares is adjusted to assume conversion of all share options granted to employees and directors. The number of bearer shares used to calculate diluted earnings per share is 11,691,779 (2001 11,699,231).

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Consolidated Income Statements

Six months ended June 30	2002 * US$'000	% of Sales	% change	2001 * US$'000	% of Sales
Revenues					
Product sales	**664'367**	**100.0%**	7.9%	615'524	100.0%
Royalty and license income	**57'577**		-21.6%	73'422	
Total Revenues	**721'944**		4.8%	688'946	
Operating Expenses					
Cost of product sales	**99'953**	**15.0%**	(10.0%)	111'119	18.1%
Selling, general and administrative	**241'892**	**36.4%**	11.9%	216'176	35.1%
Research and development	**161'369**	**24.3%**	7.8%	149'709	24.3%
Other operating expense, net	**34'558**	**5.2%**	7.8%	32'062	5.2%
Total Operating Expenses	**537'772**	**80.9%**	5.6%	509'066	82.7%
Operating Income	**184'172**	**27.7%**	2.4%	179'880	29.2%
Financial income, net	**14'132**		(63.8%)	38'990	
Other expense, net	**1'177**			1'430	
Total Non Operating Income, Net	**12'955**			37'560	
Income Before Taxes and Minority Interests	**197'127**	**29.7%**	(9.3%)	217'440	35.3%
Taxes	**32'527**			41'313	
Income Before Minority Interests	**164'600**			176'127	
Minority interests	**(55)**			(81)	
Net Income	**164'655**	**24.8%**	(6.6%)	176'208	28.6%

* Unaudited

	2002	% Change	2001
Basic Earnings per Share (in U.S. dollars)			
- Bearer shares	**10.24**	**(6.6%)**	10.97
- Registered shares	**4.10**	**(6.6%)**	4.39
- American depositary shares	**0.26**	**(6.6%)**	0.27
Diluted Earnings per Share (in U.S. dollars)			
- Bearer shares	**10.23**	**(6.6%)**	10.95
- Registered shares	**4.09**	**(6.6%)**	4.38
- American depositary shares	**0.26**	**(6.6%)**	0.27

Basic earnings per share are calculated in accordance with IAS 33 (Earnings per Share) by dividing the net income of the group, US$164.7 million (2001 US$176.2 million), by an appropriate number of shares. This is 11,671,577 bearer shares (2001 11,658,639) and 11,013,040 registered shares (2001 11,013,040). The total weighted average equivalent number of bearer shares is 16,076,793 (2001 16,063,855) for the six months ended June 30, 2002. As each American depositary share represents ownership interest in one fortieth of a bearer share, basic and diluted earnings per American depositary share is calculated as one fortieth of the earnings per bearer share. For diluted earnings per share, the total number of bearer shares is adjusted to assume conversion of all share options granted to employees and directors. The number of bearer shares used to calculate diluted earnings per share is 11,691,862 (2001 11,690,002).

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Consolidated Balance Sheets

As of	June 30, 2002 * US$ 000	December 31, 2001 US$ 000
Assets		
Current Assets		
Cash and cash equivalents	**694'443**	1'131'091
Short-term investments	**99'693**	344'413
Trade accounts receivable	**288'608**	234'490
Inventories	**241'340**	196'063
Prepaid expenses	**37'922**	21'857
Other current assets	**170'077**	134'955
Total Current Assets	**1'532'083**	2'062'869
Long-term Assets		
Property, plant and equipment	**492'308**	460'767
Intangible assets	**101'359**	110'615
Long-term financial assets	**866'649**	241'009
Deferred tax assets	**108'076**	107'115
Other long-term assets	**33'410**	36'394
Total Long-Term Assets	**1'601'802**	955'900
Total Assets	**3'133'885**	3'018'769
Liabilities		
Current Liabilities		
Bank advances	**103'926**	154'295
Trade accounts payable	**53'747**	60'151
Other current liabilities	**246'868**	246'157
Current portion of long-term debt	**20'513**	18'959
Income taxes	**54'017**	55'948
Total Current Liabilities	**479'071**	535'510
Long-Term Liabilities		
Long-term debt	**32'971**	37'325
Other long-term liabilities	**223'247**	217'430
Deferred tax liabilities	**9'199**	9'003
Total Long-Term Liabilities	**265'417**	263'758
Total Liabilities	**744'488**	799'268
Minority Interests	**545**	587
Shareholders' Equity		
Share capital	**253'201**	252'955
Share premium	**978'335**	966'295
Retained earnings	**1'208'501**	1'108'086
Fair value reserves	**(42'883)**	(25'135)
Cumulative foreign currency translation adjustments	**(8'302)**	(83'287)
Total Shareholders' Equity	**2'388'852**	2'218'914
Total Liabilities, Minority Interests and Shareholders' Equity	**3'133'885**	3'018'769

* Unaudited

Consolidated Statements of Cash Flows

Six months ended June 30	**2002 * US$ 000**	2001 * US$ 000
Cash Flows From Operating Activities		
Income before taxes and minority interests	**197'127**	217'440
Depreciation and amortization	**48'576**	49'418
Financial income	**(33'280)**	(49'509)
Financial expense	**4'854**	7'457
Other non-cash items	**(78)**	10'923
Cash Flows From Operating Activities Before Working Capital Changes	**217'199**	235'729
Working Capital Changes		
Trade accounts payable, other current liabilities and deferred income	**(24'301)**	(7'787)
Trade accounts receivable	**(33'252)**	(12'589)
Inventories	**(26'862)**	(14'662)
Prepaid expenses and other current assets	**(7'112)**	26'897
Taxes paid	**(35'989)**	(24'240)
Net Cash Flows From Operating Activities	**89'683**	203'348
Cash Flows From Investing Activities		
Short-term investments	**244'847**	1'164'648
Intangible and other long-term assets	**(7'038)**	(26'648)
Investments in long-term financial assets	**(628'867)**	-
Capital expenditures	**(48'676)**	(21'351)
Disposals of fixed assets	**10'268**	9'142
Other non-current liabilities	**(6'133)**	(1'812)
Interest received	**17'307**	53'997
Net Cash Flows From Investing Activities	**(418'292)**	1'177'976
Cash Flows From Financing Activities		
Bank advances	**(55'962)**	(32'776)
Payments on long-term debt	**(8'672)**	(46'101)
Proceeds from issuance of share capital	**11'611**	-
Proceeds from exercises of stock options	**1'205**	1'161
Purchase of treasury shares	**(1'103)**	-
Interest paid	**(4'219)**	(6'649)
Dividends paid	**(64'240)**	(53'759)
Net Cash Flows From Financing Activities	**(121'380)**	(138'124)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**13'341**	(4'412)
Net Increase in Cash and Cash Equivalents	**(436'648)**	1'238'788
Cash and Cash Equivalents		
- Beginning of period	**1'131'091**	223'009
- End of period	**694'443**	1'461'797

* Unaudited

-end-


serono
biotech & beyond
Q2 2002 Conference Call
Jacques Theurillat
Chief Financial Officer
Andrew Galazka
Senior Executive Vice President
Scientific Affairs

serono

biotech & beyond

This presentation may contain forward-looking statements that reflect management's current views as to the company's collaborative arrangements, clinical trials, product developments, regulatory approvals, manufacturing scale-up, and other future events and operations. These forward-looking statements involve uncertainties and other risks that are detailed in Serono's filings with the U.S. Securities and Exchange Commission, including the "Risk Factors" and "Operating and Financial Review and Prospects" sections of Serono's Annual Report on Form 20-F filed on May 21, 2002. Actual results could differ materially from these forward-looking statements.

This presentation is intended only for the purpose of providing information relevant to the investment community and should not be used for any other purposes.

Q2 2002 Highlights

- Product sales: $350.8m up 9.2% (7.6% in local currencies)
- Rebif: strong US rollout with $12.2m sales in Q2
- Operating income: 29.8% of sales at $104.4m
- Underlying net income up 16.1% to $95.2m
- EPS: $5.92 per bearer share, $0.15 per ADS
- Outcome of 8 clinical trials
- Rebif co-promotion with Pfizer: unparalleled reach and call frequency in the US
- AstraZeneca agreement: to develop anastrozole for female infertility
- Proposed tender offer for Genset

serono biotech & beyond

Rebif – Strong Growth Worldwide

- Successful roll-out in the US
- On our way to worldwide market leadership



$m
130
120
110
100
90
80
70
60
50
40
30
20
10
0
8.8
32.2
60.9
90.7
123
+35.1%
Q2 98
Q2 99
Q2 00
Q2 01
Q2 02

serono biotech & beyond

Slide 4

Gonal-F Quarterly Sales



$m
130
120
110
100
90
80
70
60
50
40
1999
2000
2001
+7.7%
$123.5m
Q1 99
Q2 99
Q3 99
Q4 99
Q1 00
Q2 00
Q3 00
Q4 00
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02
Q2 02

serono
biotech & beyond

RH at Serono: Switch to Recombinant Products



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Gonal-F launched
Gonal-F multidose, Ovidrel, Luveris launched
6%
20%
45%
59%
62%
72%
76%
1996
1997
1998
1999
2000
2001
Q2 02
Recombinant RH products sales
Urine-derived products sales

serono
biotech & beyond

Worldwide Gonal-F Multidose



40%
35%
30%
25%
20%
15%
10%
5%
0%
3.1%
13.4%
21.1%
22.7%
30.9%
Q2 2001
Q3 2001
Q4 2001
Q1 2002
Q2 2002
Gonal-F multidose as a % of total Gonal-F sales

serono
biotech & beyond

Growth Hormone

Saizen:

- Sales $29.5m up 8.6%
- Innovative delivery devices
  - cool.click in North America
  - one.click in Europe


oneclick


coolclick

Serostim:

- $24.3m sales in Q2
- Positive results of phase 2/3 Serostim in HARS
- Post-approval study of Serostim in AIDS wasting confirms treatment benefit
- Results presented at World AIDS Congress in Barcelona, July 2002

Recent agreements

- **Pfizer** – agreement to co-promote Rebif for multiple sclerosis in the US market

- **AstraZeneca** – exclusive worldwide agreement to develop, register and market the aromatase inhibitor anastrozole for female infertility. Currently in Phase 2

- **Genset** – proposed offer to acquire the company
  - Enhances our capabilities in genetics to identify and validate new targets and therapeutic proteins
  - Complements our strong functional genomics program
  - Offers close 12 September 2002

serono
biotech & beyond


serono
biotech & beyond
Q2 2002 Conference Call
Financial Review
Jacques Theurillat
Chief Financial Officer

Q2 2002 Results

In actual US$ m.	Q2 02	% of sales	Q2 01	% of sales	Change (%) actual currencies
Sales (1)	350.8		321.1		9.2%
Royalty & License Income	29.2		46.5		
Revenues	**380.1**		**367.6**		**3.4%**
Cost of good sold	49.2	14.0%	54.5	16.9%	
Product Gross Margin		86.0%		83.1%	
S G & A Expenses	125.5	35.8%	115.9	36.3%	8.3%
R&D Expenses	85.7	24.4%	76.2	24.0%	12.5%
Other Operating Expense	15.1		14.2		
Operating Income (EBIT)	**104.4**	**29.8%**	**106.9**	**32.8%**	**(2.3%)**
Financial Income	8.9		22.5		
Taxes	18.3		24.4		
Net Income	**95.2**	**27.1%**	**104.2**	**32.0%**	**(8.8%)**

Yield Curves: The Shift Continues



USD Yield Curve
7.50
6.50
5.50
4.50
3.50
2.50
1.50
O/N
1MTH
3MTH
6MTH
9MTH
1YR
2YR
3YR
5YR
10YR
1-Jan-01
1-Jul-01
1-Jan-02
1-Jul-02


serono
biotech & beyond

2002 Outlook

- Total product sales: greater than 10% growth*
- Rebif sales: 43-45% growth*
- Gonal-F sales: 7-10% growth*
- Saizen: 10-15% growth*
- Serostim: $90-100m

- Gross margin: 84-85% of product sales
- SG&A: 34-35% of product sales
- R&D: 23-25% of product sales
- Tax rate: 16-18%
- Net income: around 10% growth

* in local currencies


serono
biotech & beyond
Q2 2002 Conference Call
the US
Deborah Brown
Executive Vice President
Neurology North America


serono
biotech & beyond

Rebif in US: Exceeding Expectations

- Q2 sales in US: $12.2m
- 5000 patients on Rebif by the end of June*
- The majority of these patients converted from competing products
  - Over half switches coming from Avonex
  - Rest of switches split equally between Betaseron and Copaxone
- 4.6% US total precriptions market share as of week ending July 12**
- 7.7% of US new prescriptions as of week ending July 12**

*Consolidated data from IMS and MS Lifelines

** IMS data

Rebif US Co-Promotion: Unrivaled Reach

- Benefits of agreement with Pfizer:
  - More reach and frequency of calls leading to dramatic increase in share of voice
  - Market leadership will be achieved faster
  - Rebif complementary with Pfizer key neurology business
  - Together we can invest more in the Rebif brand
  - Sales representatives will work closely together territory by territory – combined team will hit the streets in the fall
  - Target is now well above 30% of US market after 4 years

- Terms of agreement:
  - Serono distributes product and records all sales
  - Initial $200m licence fee to Serono recognised over lifetime of agreement
  - Commissions to Pfizer recorded as selling expenses
  - US commercialization and development costs shared
  - Each company meets its own sales expenses

serono
biotech & beyond


serono
biotech & beyond
Q2 2002 Conference Call
R&D Update
Andrew Galazka
Senior Executive Vice President
Scientific Affairs

R&D Update

- Serostim in short bowel syndrome phase 3
- LIF in embryo implantation failure
- r-TBP-1 in cardiac reperfusion syndrome
- r-hCG in breast cancer
- r-LH high dose as ovulation trigger
- r-IFN-beta in chronic hepatitis C (Asian population)


serono
biotech & beyond

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.
a Swiss corporation
(Registrant)

July 24, 2002

By: [signature]
Name: Jacques Theurillat
Title: Deputy Chief Executive Officer and
Chief Financial Officer